Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2008

Mr. Douglas J. Swirsky
Chief Financial Officer, Treasurer and
Corporate Secretary
GenVec, Inc.
65 West Watkins Mill Road
Gaithersburg, MD 20878

Re: GenVec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File Number: 000-24469

Dear Mr. Swirsky:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief